Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE MONTHS
ENDED March 31, 2019

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION
CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2019 and December 31, 2018
(Unaudited)

	March 31, 2019	December 31, 2018
	(in millions)
ASSETS
Cash and cash equivalents	$3,673	$5,031
Restricted cash	786	772
Trade receivables, net	467	399
Financing receivables, net	19,062	19,167
Inventories, net	7,754	6,726
Property, plant and equipment, net	5,608	5,901
Investments in unconsolidated subsidiaries and affiliates	527	526
Equipment under operating leases	1,783	1,774
Goodwill	2,455	2,453
Other intangible assets, net	774	788
Deferred tax assets	567	591
Derivative assets	108	98
Other assets	2,363	1,874
Total Assets	$45,927	$46,100
LIABILITIES AND EQUITY
Debt	23,807	24,445
Trade payables	5,956	5,889
Deferred tax liabilities	118	114
Pension, postretirement and other postemployment benefits	1,460	1,488
Derivative liabilities	128	108
Other liabilities	9,037	8,958
Total Liabilities	$40,506	$41,002
Redeemable noncontrolling interest	30	30
Common shares, €0.01, par value; outstanding 1,354,298,423 common shares and 388,395,387 special voting shares at 3/31/2019; and outstanding 1,353,831,958 common shares and 388,725,624 special voting shares at 12/31/2018	25	25
Treasury stock, at cost; 10,101,773 common shares at 3/31/2019 and 10,568,238 common shares at 12/31/2018	(122)	(128)
Additional paid in capital	4,415	4,409
Retained earnings	2,918	2,596
Accumulated other comprehensive loss	(1,877)	(1,859)
Noncontrolling interests	32	25
Total Equity	$5,391	$5,068
Total Liabilities and Equity	$45,927	$46,100

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2019 and 2018
(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(in millions)
Revenues
Net sales	$6,006	$6,300
Finance, interest and other income	451	473
Total Revenues	$6,457	$6,773
Costs and Expenses
Cost of goods sold	$4,966	$5,256
Selling, general and administrative expenses	539	590
Research and development expenses	244	227
Restructuring expenses	8	3
Interest expense	183	200
Other, net	168	251
Total Costs and Expenses	$6,108	$6,527
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	349	246
Income tax (expense)	(90)	(63)
Equity in income of unconsolidated subsidiaries and affiliates	5	19
Net income	264	202
Net income attributable to noncontrolling interests	7	6
Net income attributable to CNH Industrial N.V.	$257	$196
Earnings (loss) per share attributable to common shareholders
Basic	$0.19	$0.14
Diluted	$0.19	$0.14
Cash dividends declared per common share	$—	$—

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2019 and 2018
(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(in millions)
Net income	$264	$202
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	(27)	11
Changes in retirement plans’ funded status	(7)	10
Foreign currency translation	86	(289)
Share of other comprehensive income (loss) of entities using the equity method	(3)	15
Other comprehensive income (loss), net of tax	49	(253)
Comprehensive income (loss)	313	(51)
Less: Comprehensive income attributable to noncontrolling interests	9	7
Comprehensive income (loss) attributable to CNH Industrial N.V.	$304	$(58)

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2019 and 2018
(Unaudited)

	Three Months Ended March 31,
	2019	2018
	(in millions)
Operating activities:
Net income	$264	$202
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	169	185
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	144	168
Undistributed income (loss) of unconsolidated subsidiaries	(4)	10
Other non-cash items	33	50
Changes in operating assets and liabilities:
Provisions	(106)	(126)
Deferred income taxes	32	(24)
Trade and financing receivables related to sales, net	(293)	185
Inventories, net	(879)	(755)
Trade payables	129	145
Other assets and liabilities	(240)	(114)
Net cash used in operating activities	$(751)	$(74)
Investing activities:
Additions to retail receivables	(947)	(959)
Collections of retail receivables	1,225	1,089
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	—	1
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(79)	(62)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(285)	(305)
Other	48	(47)
Net cash used in investing activities	$(38)	$(283)
Financing activities:
Proceeds from long-term debt	3,810	3,039
Payments of long-term debt	(4,001)	(4,398)
Net decrease in other financial liabilities	(321)	(69)
Dividends paid	(1)	(1)
Other	—	(90)
Net cash used in financing activities	$(513)	$(1,519)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(42)	64
Decrease in cash and cash equivalents and restricted cash	(1,344)	(1,812)
Cash and cash equivalents and restricted cash, beginning of year	5,803	6,200
Cash and cash equivalents and restricted cash, end of period	$4,459	$4,388

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2019 and 2018
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2018	25	(10)	4,412	1,763	(1,966)	8	4,232	25
Net income	—	—	—	196	—	4	200	2
Other comprehensive income (loss), net of tax	—	—	—	—	(254)	1	(253)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	(90)	—	—	—	—	(90)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	10	(8)	—	—	—	2	—
Share-based compensation expense	—	—	4	—	—	—	4	—
Other changes	—	—	(1)	—	—	—	(1)	—
Balance, March 31, 2018	$25	$(90)	$4,407	$1,959	$(2,220)	$13	$4,094	$26

Balance, January 1, 2019	25	(128)	4,409	2,596	(1,859)	25	5,068	30
Net income	—	—	—	257	—	6	263	1
Other comprehensive income, net of tax	—	—	—	—	47	2	49	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividend paid	—	—	—	—	—	—	—	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(6)	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	3	—	—	(1)	2	—
Balance, March 31, 2019	$25	$(122)	$4,415	$2,918	$(1,877)	$32	$5,391	$30
See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2018. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.
Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

•	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

•
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2019
Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. Among other provisions, the new standard (1) requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported, (2) eliminates the separate measurement and reporting of hedge ineffectiveness and (3) permits an entity to recognize in earnings the initial value of an excluded component under a systematic and rational method over the life of the derivative instrument. The Company adopted ASU 2017-12 on January 1, 2019. The adoption did not have a material impact on our results of operations, financial position and cash flows.
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. Subsequently, the FASB has issued additional ASUs which further clarify this guidance. The ASU's most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under the previous standard. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases. In such case, the lease payments associated with leases are recognized as expense in the income statement. In addition, the Company has elected not to separate lease and non-lease components.

At January 1, 2019, the Company recognized approximately $480 million of right-of-use assets and lease liabilities without transition effect to equity.

The following paragraph presents the Company’s policy for leases for which it is a lessee after the adoption of the new accounting standard ASU 2016-02.

Lease policy
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Company comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For lease agreements, we combine lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases), the Company recognizes the lease payments associated with those leases on a straight-line basis over the lease term as an operating expenses in the income statement.
For all other leases, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Correspondingly, the Company recognizes a lease liability, measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
For finance leases, the right-of-use asset is classified within Property, plant and equipment, net and the lease liability, within Debt. Assets held under finance leases, which the Company assumes substantially all the risks and rewards of ownership, are recognized as assets of the Company at the lower of fair value or present value of the minimum lease payments.
In case of operating leases, the right-of-use asset is classified within Other assets and the lease liability, within Other liabilities. After the commencement date, the Company recognizes in profit or loss a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. In particular, after lease commencement, the lease liability is measured at the present value of any remaining lease payments, discounted by using the rate determined at lease commencement, consistently with the model used to calculate the liability related to the finance lease. Correspondingly, the right-of-use asset is measured as the lease liability adjusted by accrued or prepaid rents (i.e., the aggregate difference between the cash payment and straight-line lease cost), remaining unamortized initial direct costs and lease incentives, and any impairments of the right-of-use asset.
Comprehensive Income
In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220, Income Statement - Reporting Comprehensive Income. In December 2017, the U.S. government enacted new tax legislation (“U.S. Tax Reform”). Included in the provisions of U.S. Tax Reform was a reduction of the corporate income tax rate from 35 percent to 21 percent. U.S. GAAP requires that the remeasurement of deferred taxes to the new corporate tax rate occur in the period in which the legislation is enacted with the deferred tax adjustment being recorded in the provision for income taxes, including items for which the tax effects were originally recorded in Other Comprehensive Income (“OCI”). This treatment results in the items in OCI reflecting a disproportionate tax rate, a result often referred to as stranded tax effects. This ASU allows a reclassification from accumulated OCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. ASU 2018-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years. The Company adopted this standard on January 1, 2019, and reclassified $65 million of tax effects from "Accumulated other comprehensive income (loss)" to "Retained earnings" within its Condensed Consolidated Balance Sheet.
Changes in Stockholders' Equity and Noncontrolling Interests
In August 2018, the SEC adopted a final rule that amends certain disclosure requirements that have become duplicative, overlapping, or outdated in light of other SEC disclosure requirements, U.S. GAAP, or changes in the information environment. However, the guidance also added requirements for registrants to include in their interim financial statements a reconciliation of changes in stockholders’ equity for each period for which an income statement is required (both year-to-date and quarterly periods). The Company adopted the new interim disclosure requirement in its U.S. GAAP quarterly report for the three months ended March 31, 2019, which had no material impact to the Statement of Changes in Equity.

Not Yet Adopted
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. In November 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses (“ASU 2018-19”), which supersedes existing Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. ASU 2018-19 is effective for annual period beginning after December 15, 2019. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The effective date is the first quarter of fiscal year 2021, with early adoption permitted for the removed disclosures and delayed adoption until fiscal year 2021 permitted for the new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. ASU 2018-15 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period for which financial statements have not been issued. ASU 2018-15 may be applied prospectively from the date the guidance is first applied or retrospectively. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities ("ASU 2018-17"), which expands the application of a specific private company alternative related to VIEs and changes the guidance for determining whether a decision-making fee is a variable interest. ASU 2018-17 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period. ASU 2018-17 is required to be applied retrospectively from the date the guidance is first applied. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Defined Benefit Plans Disclosure

In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. ASU 2018-14 is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.

3. REVENUE
The following table summarizes revenues for the three months ended March 31, 2019 and 2018:

	For the Three Months Ended
	2019	2018
	(in millions)
Agriculture	$2,490	$2,579
Construction	640	682
Commercial and Specialty Vehicles	2,414	2,495
Powertrain	1,036	1,186
Eliminations and Other	(574)	(642)
Total Industrial Activities	$6,006	$6,300
Financial Services	474	502
Eliminations and Other	(23)	(29)
Total Revenues	$6,457	$6,773
The following table disaggregates revenues by major source for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
	(in millions)
Revenues from:
Sales of goods	$5,757	$6,065
Rendering of services	145	109
Rents on assets sold with a buy-back commitment	104	126
Revenues from sales of goods and services	6,006	6,300
Finance and interest income	288	294
Rents and other income on operating lease	163	179
Finance, interest and other income	451	473
Total Revenues	$6,457	$6,773
Contract liabilities recorded in Other liabilities were $1,290 million and $1,368 million at March 31, 2019 and December 31, 2018, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts and transactions for the sale of vehicles with a buy-back commitment. During the three months ended March 31, 2019 and 2018, revenues included $163 million and $154 million, respectively, relating to contract liabilities outstanding at the beginning of each period. As of March 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion. The Company expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	March 31, 2019	December 31, 2018
	(in millions)
Restricted cash	$699	$732
Financing receivables	8,892	9,732
Total Assets	$9,591	$10,464
Debt	$8,778	$9,692
Total Liabilities	$8,778	$9,692
5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.
A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended March 31,
	2019	2018
Basic:
Net income attributable to CNH Industrial	$257	$196
Weighted average common shares outstanding—basic	1,354	1,363
Basic earnings per share	$0.19	$0.14
Diluted:
Net income attributable to CNH Industrial	$257	$196
Weighted average common shares outstanding—basic	1,354	1,363
Effect of dilutive securities (when dilutive):
Stock compensation plans (1)	2	5
Weighted average common shares outstanding—diluted	1,356	1,368
Diluted earnings per share	$0.19	$0.14

(1)	For the three months ended March 31, 2019 and 2018, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three months ended March 31, 2019 and 2018:

	Pension		Healthcare		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2019	2018	2019	2018	2019	2018
	(in millions)
Service cost	6	6	1	2	3	4
Interest cost	19	18	4	9	1	1
Expected return on assets	(25)	(28)	(2)	(2)	—	—
Amortization of:
Prior service credit	—	—	(30)	(1)	—	—
Actuarial loss	17	19	—	2	—	—
Net periodic benefit cost	17	15	(27)	10	4	5

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from other comprehensive income (loss) to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three months ended March 31, 2019, and March 31, 2018, $30 million and $0 million of amortization (“Benefits Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended March 31, 2019 and 2018 were 25.8% and 25.6%, respectively.
The Company continues to evaluate the realizability of its Italian deferred tax assets, which were $0.7 billion at December 31, 2018. In accordance with applicable guidance, we assessed and weighed all positive and negative evidence in concluding, for the three months ended March 31, 2019, it was appropriate to maintain the full valuation allowance currently placed against these assets. The Company will continue this assessment throughout 2019.
The Company is subject to income taxes and, therefore, routinely encounters income tax audits in many jurisdictions around the world. As a result of concluding various ongoing audits in multiple income tax jurisdictions, it is at least reasonably possible the Company’s amount of unrecognized tax benefits will change during the next twelve months. We do not, however, anticipate those changes having a material impact on the Company’s results of operations, balance sheet or cash flows.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde, Överum, and JF brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
The following tables summarize selected financial information by segment as well as the reconciliation from consolidated net income (loss) under U.S. GAAP to Adjusted EBIT and Adjusted EBITDA for the three months ended March 31, 2019 and 2018.

	Three Months Ended March 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,490	$640	$2,414	$1,036	$(574)	$6,006	$474	$(23)	$6,457
Net income(1)						169	95	—	264
Add back:
Income tax expense						54	36	—	90
Interest expense of Industrial Activities, net of interest income and eliminations						53	—	—	53
Foreign exchange losses, net						9	—	—	9
Finance and non-service component of Pension and OPEB costs(2)						(15)	—	—	(15)
Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	—	8
Adjusted EBIT	$168	$13	$51	$96	$(50)	$278	$131	$—	$409
Depreciation and amortization	75	14	47	32	—	168	1	—	169
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	79	—	—	79	65	—	144
Adjusted EBITDA	$243	$27	$177	$128	$(50)	$525	$197	$—	$722

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Three Months Ended March 31, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,579	$682	$2,495	$1,186	$(642)	$6,300	$502	$(29)	$6,773
Net income (loss)(1)						99	103	—	202
Add back:
Income tax expense						23	40	—	63
Interest expense of Industrial Activities, net of interest income and eliminations						93	—	—	93
Foreign exchange losses, net						25	—	—	25
Finance and non-service component of Pension and OPEB costs						18	—	—	18
Adjustments:
Restructuring expenses	—	—	3	—	—	3	—	—	3
Adjusted EBIT	$186	$—	$49	$95	$(69)	$261	$143	$—	$404
Depreciation and amortization	79	16	55	34	—	184	1	—	185
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	102	—	—	102	66	—	168
Adjusted EBITDA	$265	$16	$206	$129	$(69)	$547	$210	$—	$757

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019	December 31, 2018
	(in millions)
Retail	$9,083	$9,350
Wholesale	9,908	9,749
Other	71	68
Total	$19,062	$19,167
Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of March 31, 2019 and December 31, 2018 is as follows (in millions):

	March 31, 2019
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$26	$6	$—	$32	$6,167	$6,199	$11	$6,210
Europe	2	—	10	12	119	131	50	181
South America	14	5	6	25	1,870	1,895	22	1,917
Rest of World	2	1	1	4	771	775	—	775
Total Retail	$44	$12	$17	$73	$8,927	$9,000	$83	$9,083
Wholesale
North America	$—	$—	$—	$—	$3,731	$3,731	$1	$3,732
Europe	50	16	12	78	4,626	4,704	—	4,704
South America	6	2	1	9	687	696	55	751
Rest of World	10	9	1	20	701	721	—	721
Total Wholesale	$66	$27	$14	$107	$9,745	$9,852	$56	$9,908

	December 31, 2018
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$21	$5	$—	$26	$6,285	$6,311	$12	$6,323
Europe	1	—	10	11	164	175	40	215
South America	11	9	7	27	1,885	1,912	83	1,995
Rest of World	2	1	—	3	814	817	—	817
Total Retail	$35	$15	$17	$67	$9,148	$9,215	$135	$9,350
Wholesale
North America	$—	$—	$—	$—	$3,613	$3,613	$18	$3,631
Europe	20	9	—	29	4,727	4,756	—	4,756
South America	—	—	—	—	656	656	—	656
Rest of World	7	3	—	10	696	706	—	706
Total Wholesale	$27	$12	$—	$39	$9,692	$9,731	$18	$9,749

Allowance for credit losses activity for the three months ended March 31, 2019 and 2018 is as follows:

	Three Months Ended March 31, 2019
	Retail	Wholesale	Other	Total
Opening Balance	$326	$164	$—	$490
Provision (benefit)	8	(3)	—	5
Charge-offs, net of recoveries	(11)	(2)	—	(13)
Foreign Currency Translation and Other	(6)	(2)	—	(8)
Ending Balance	317	157	—	474
Ending Balance: Individually Evaluated for Impairment	199	127	—	326
Ending Balance: Collectively Evaluated for Impairment	118	30	—	148
Receivables:
Ending Balance	9,083	9,908	71	19,062
Ending Balance: Individually Evaluated for Impairment	350	315	—	665
Ending Balance: Collectively Evaluated for Impairment	$8,733	$9,593	$71	$18,397

	Three Months Ended March 31, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision (benefit)	20	(1)	—	19
Charge-offs, net of recoveries	(14)	(1)	—	(15)
Foreign Currency Translation and Other	5	4	—	9
Ending Balance	394	202	—	596
Ending Balance: Individually Evaluated for Impairment	258	170	—	428
Ending Balance: Collectively Evaluated for Impairment	136	32	—	168
Receivables:
Ending Balance	9,499	9,883	106	19,488
Ending Balance: Individually Evaluated for Impairment	379	435	—	814
Ending Balance: Collectively Evaluated for Impairment	$9,120	$9,448	$106	$18,674

	December 31, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision (benefit)	53	(5)	—	48
Charge-offs, net of recoveries	(85)	(15)	—	(100)
Foreign Currency Translation and Other	(25)	(16)	—	(41)
Ending Balance	326	164	—	490
Ending Balance: Individually Evaluated for Impairment	204	135	—	339
Ending Balance: Collectively Evaluated for Impairment	122	29	—	151
Receivables:
Ending Balance	9,350	9,749	68	19,167
Ending Balance: Individually Evaluated for Impairment	359	314	—	673
Ending Balance: Collectively Evaluated for Impairment	$8,991	$9,435	$68	$18,494

Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	March 31, 2019				December 31, 2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With an allowance recorded
Retail
North America	$33	$33	$17	$34	$31	$30	$16	$33
Europe	$226	$226	$162	$173	$234	$234	$167	$249
South America	$88	$88	$19	$89	$91	$91	$20	$88
Rest of World	$3	$3	$1	$3	$3	$3	$1	$4
Wholesale
North America	$5	$5	$4	$8	$25	$23	$5	$27
Europe	$278	$278	$101	$262	$256	$256	$107	$260
South America	$23	$15	$14	$23	$23	$14	$16	$26
Rest of World	$9	$9	$8	$9	$10	$10	$7	$9
Total
Retail	$350	$350	$199	$299	$359	$358	$204	$374
Wholesale	$315	$307	$127	$302	$314	$303	$135	$322
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
As of March 31, 2019, the Company had 264 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 365 accounts with a balance of $17 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of March 31, 2018, the Company had 279 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. Additionally, the Company had 393 accounts with a balance of $21 million undergoing bankruptcy proceedings in North America where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous 12 months ended March 31, 2019 and 2018.
As of March 31, 2019 and 2018, the Company’s wholesale TDR agreements were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At March 31, 2019 and December 31, 2018, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	March 31, 2019	December 31, 2018
Retail note and finance lease receivables	$6,256	$6,371
Wholesale receivables	7,084	7,052
Total	$13,340	$13,423

10. INVENTORIES
Inventories as of March 31, 2019 and December 31, 2018 consist of the following:

	March 31, 2019	December 31, 2018
	(in millions)
Raw materials	$1,522	$1,293
Work-in-process	717	576
Finished goods	5,515	4,857
Total inventories	$7,754	$6,726
11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet; the Company recognizes lease expense ($4 million in the three months ended March 31, 2019) for these leases on a straight-line basis over the lease term.
For the three months ended March 31, 2019, the Company incurred operating lease expenses of $39 million.
At March 31, 2019, the Company has recorded approximately $454 million of a right-of-use asset and $453 million of lease liability included in Other Assets and Other Liabilities, respectively.
During the three months ended March 31, 2019, leased assets obtained in exchange for operating lease obligations were $18 million. The operating cash outflow for amounts included in the measurement of operating lease obligations was $40 million.
At March 31, 2019, the weighted average remaining lease term and weighted average discount rate for operating leases were 6.8 years and 3.2%.
Future minimum lease payments repayments under non-cancellable leases as of March 31, 2019 were as follows:

Operating Leases	($ million)
2019 (excluding the three months ended March 2019)	$106
2020	110
2021	75
2022	52
2023	41
2024 and thereafter	130
Total future minimum lease payments	$514
Less: Interest	(61)
Total	$453
Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.

The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2019	$148
2020	165
2021	100
2022	37
2023 and thereafter	17
Total undiscounted lease payments	$467
12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019	December 31, 2018
	(in millions)
Equity method	$524	$523
Cost method	3	3
Total	$527	$526
13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the three months ended March 31, 2019 are as follows:

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at Balance at January 1, 2019	$1,646	$587	$62	$5	$153	$2,453
Foreign currency translation and other	3	1	(2)	—	—	2
Balance at Balance at March 31, 2019	$1,649	$588	$60	$5	$153	$2,455
As of March 31, 2019 and December 31, 2018, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		March 31, 2019			December 31, 2018
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$319	$211	$108	$320	$207	$113
Patents, concessions and licenses and other	5-25	1,877	1,484	393	1,879	1,477	402
		2,196	1,695	501	2,199	1,684	515
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,469	$1,695	$774	$2,472	$1,684	$788
CNH Industrial recorded amortization expense of $26 million and $28 million for the three months ended March 31, 2019 and 2018, respectively.

14. OTHER LIABILITIES
A summary of Other liabilities as of March 31, 2019 and December 31, 2018 is as follows:

	March 31, 2019	December 31, 2018
	(in millions)
Repurchase price on buy-back agreements	$1,760	$1,870
Warranty and campaign programs	915	925
Marketing and sales incentive programs	1,247	1,329
Tax payables	653	685
Accrued expenses and deferred income	633	609
Accrued employee benefits	601	680
Lease liabilities	453	—
Legal reserves and other provisions	364	368
Contract reserve	261	262
Contract liabilities(1)	1,290	1,368
Restructuring reserve	68	71
Other	792	791
Total	$9,037	$8,958

(1)	Contract liabilities include $706 million and $773 million at March 31, 2019 and December 31, 2018, respectively, for future rents related to buy-back agreements.
Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three months ended March 31, 2019 and 2018 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended March 31,
	2019	2018
	(in millions)
Balance at beginning of period	$925	$932
Current year additions	184	204
Claims paid	(180)	(201)
Currency translation adjustment and other	(14)	24
Balance at March 31	$915	$959
Restructuring Provision
The Company incurred restructuring expenses of $8 million and $3 million during the three months ended March 31, 2019 and 2018, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of March 31, 2019 and December 31, 2018, environmental reserves of approximately $37 million and $38 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, CNH Industrial expects to face further claims based on the same legal grounds in various jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of March 31, 2019 and December 31, 2018 totaling of $435 million and $471 million, respectively.
16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.
If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.7 billion and $7.2 billion at March 31, 2019 and December 31, 2018, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three months ended March 31, 2019 and 2018.
All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2019 and December 31, 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.5 billion and $5.4 billion at March 31, 2019 and December 31, 2018, respectively.
Financial Statement Impact of CNH Industrial Derivatives

The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges had on accumulated other comprehensive income and net income during the three months ended March 31, 2019 and 2018 (in millions):

		Recognized in Net Income
For the Three Months Ended March 31,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2019
Foreign exchange contracts	$(23)	Net sales	$(5)
Foreign exchange contracts	(28)	Cost of goods sold	(11)
Foreign exchange contracts	(11)	Other, Net	(11)
Interest rate contracts	(9)	Interest expense	(1)
Total	$(71)		$(28)
2018
Foreign currency contracts	$2	Net sales	$—
Foreign currency contracts	18	Cost of goods sold	12
Foreign currency contracts	8	Other, Net	5
Interest rate contracts	3	Interest expense	(1)
Total	$31		$16

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the three months ended March 31, 2019 and 2018:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(23)	$1	$(22)
Net changes in fair value of derivatives	(71)	20	(51)
Net losses reclassified from accumulated other comprehensive income into income	28	(4)	24
Accumulated derivative net losses as of March 31, 2019	$(66)	$17	$(49)

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2017	$1	$—	$1
Net changes in fair value of derivatives	31	(4)	27
Net losses reclassified from accumulated other comprehensive income into income	(16)	—	(16)
Accumulated derivative net losses as of March 31, 2018	$16	$(4)	$12

The following table summarizes the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions):

		For the three months ended
	Classification of Gain	March 31, 2019	March 31, 2018
Fair Value Hedges
Interest rate derivatives	Interest expense	$11	$(7)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(24)	$20

The fair values of CNH Industrial’s derivatives as of March 31, 2019 and December 31, 2018 in the condensed consolidated balance sheets are recorded as follows:

	Derivative Assets		Derivative Assets
	March 31, 2019		December 31, 2018
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest rate contracts	Derivative assets	$33	Derivative assets	$21
Foreign currency contracts	Derivative assets	37	Derivative assets	52
Total derivatives designated as hedging instruments		$70		$73
Derivatives not designated as hedging instruments
Interest rate contracts	Derivative assets	$—	Derivative assets	$1
Foreign currency contracts	Derivative assets	38	Derivative assets	24
Total derivatives not designated as hedging instruments		$38		$25
Total derivatives		$108		$98

	Derivative Liabilities		Derivative Liabilities
	March 31, 2019		December 31, 2018
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest rate contracts	Derivative liabilities	$34	Derivative liabilities	$29
Foreign currency contracts	Derivative liabilities	84	Derivative liabilities	41
Total derivatives designated as hedging instruments		$118		$70
Derivatives not designated as hedging instruments
Interest rate contracts	Derivative liabilities	$—	Derivative liabilities	$—
Foreign currency contracts	Derivative liabilities	10	Derivative liabilities	38
Total derivatives not designated as hedging instruments		$10		$38
Total derivatives		$128		$108
Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2019 and December 31, 2018:

	Level 1		Level 2		Total
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$75	$76	$75	$76
Interest rate derivatives	—	—	33	22	33	22
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$108	$98	$109	$99
Liabilities
Foreign exchange derivatives	$—	$—	$(94)	$(79)	$(94)	$(79)
Interest rate derivatives	—	—	(34)	(29)	(34)	(29)
Total Liabilities	$—	$—	$(128)	$(108)	$(128)	$(108)

Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,062	$18,879	$19,167	$19,017
Debt	$23,807	$24,028	$24,445	$24,481
Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended March 31, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(43)	$16	$(27)
Changes in retirement plans’ funded status	(10)	3	(7)
Foreign currency translation	86	—	86
Share of other comprehensive (loss) of entities using the equity method	(3)	—	(3)
Other comprehensive income (loss)	$30	$19	$49

	Three Months Ended March 31, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$14	$(3)	$11
Changes in retirement plans’ funded status	14	(4)	10
Foreign currency translation	(289)	—	(289)
Share of other comprehensive income of entities using the equity method	15	—	15
Other comprehensive income (loss)	$(246)	$(7)	$(253)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2018	$1	$(950)	$(899)	$(118)	$(1,966)
Other comprehensive income (loss), before reclassifications	27	(15)	(289)	14	(263)
Amounts reclassified from other comprehensive income	(16)	25	—	—	9
Other comprehensive income (loss) *	11	10	(289)	14	(254)
Balance, March 31, 2018	$12	$(940)	$(1,188)	$(104)	$(2,220)

Balance, January 1, 2019	$(22)	$(473)	$(1,216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(51)	(76)	86	(5)	(46)
Amounts reclassified from other comprehensive income (loss)	24	69	—	—	93
Other comprehensive income (loss) *	(27)	(7)	86	(5)	47
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, March 31, 2019	$(49)	$(545)	$(1,130)	$(153)	$(1,877)

(*)	Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $2 million and $1 million for the three months ended March 31, 2019 and 2018, respectively.
Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three months ended March 31, 2019 and 2018 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended March 31,
	2019	2018
	(in millions)
Cash flow hedges	$5	$—	Net sales
	11	(12)	Cost of goods sold
	11	(5)	Other, net
	1	1	Interest expense
	(4)	—	Income taxes
	$24	$(16)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$17	$21	*
Amortization of prior service cost	(30)	(1)	*
	82	5	Income taxes
	$69	$25
Total reclassifications, net of tax	$93	$9
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.
18. RELATED PARTY INFORMATION
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of March 31, 2019, EXOR N.V. held 42.1% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2019. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2019 and 2018.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended March 31,
	2019	2018
	(in millions)
Net sales	$160	$199
Cost of goods sold	$113	$136
Selling, general and administrative expenses	$33	$38

	March 31, 2019	December 31, 2018
	(in millions)
Trade receivables	$9	$10
Trade payables	$110	$118
Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended March 31,
	2019	2018
	(in millions)
Net sales	$251	$319
Cost of goods sold	$106	$95

	March 31, 2019	December 31, 2018
	(in millions)
Trade receivables	$158	$107
Trade payables	$106	$103
At March 31, 2019 and December 31, 2018, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $140 million and $160 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At March 31, 2019 CNH Industrial had provided guarantees on commitments of its associated company for an amount of $261 million related to CNH Industrial Capital Europe S.a.S.
19. SUPPLEMENTAL INFORMATION
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental data is as follows:
Industrial Activities - The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.
Financial Services - The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.
Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the condensed consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2019	2018	2019	2018
	(in millions)
Revenues
Net sales	$6,006	$6,300	$—	$—
Finance, interest and other income	30	27	474	502
Total Revenues	$6,036	$6,327	$474	$502
Costs and Expenses
Cost of goods sold	$4,966	$5,256	$—	$—
Selling, general and administrative expenses	493	527	46	63
Research and development expenses	244	227	—	—
Restructuring expenses	8	3	—	—
Interest expense	83	120	153	136
Other, net	16	80	152	171
Total Costs and Expenses	$5,810	$6,213	$351	$370
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	226	114	123	132
Income tax (expense) benefit	(54)	(23)	(36)	(40)
Equity in income of unconsolidated subsidiaries and affiliates	(3)	8	8	11
Results from intersegment investments	95	103	—	—
Net income	$264	$202	$95	$103

	Balance Sheets
	Industrial Activities		Financial Services
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
	(in millions)
ASSETS
Cash and cash equivalents	$3,226	$4,553	$447	$478
Restricted cash	49	—	737	772
Trade receivables	463	398	36	34
Financing receivables	1,710	1,253	20,224	20,252
Inventories, net	7,497	6,510	257	216
Property, plant and equipment, net	5,606	5,899	2	2
Investments in unconsolidated subsidiaries and affiliates	3,221	3,126	222	219
Equipment under operating leases	28	34	1,755	1,740
Goodwill	2,302	2,301	153	152
Other intangible assets, net	758	774	16	14
Deferred tax assets	557	635	167	175
Derivative assets	80	81	36	24
Other assets	2,194	1,707	263	323
Total Assets	$27,691	$27,271	$24,315	$24,401
LIABILITIES AND EQUITY
Debt	$6,452	$6,347	$20,227	$20,436
Trade payables	5,876	5,771	132	173
Deferred tax liabilities	12	83	263	250
Pension, postretirement and other postemployment benefits	1,442	1,470	18	18
Derivative liabilities	103	89	33	26
Other liabilities	8,385	8,413	726	681
Total Liabilities	$22,270	$22,173	$21,399	$21,584
Equity	5,391	5,068	2,916	2,817
Redeemable noncontrolling interest	30	30	—	—
Total Liabilities and Equity	$27,691	$27,271	$24,315	$24,401

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2019	2018	2019	2018
	(in millions)
Operating activities:
Net income	$264	$202	$95	$103
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	168	184	1	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	79	102	65	66
Loss on disposal of assets	—	—	—	—
Loss on repurchase/early redemption of notes	—	—	—	—
Undistributed loss of unconsolidated subsidiaries	(84)	(30)	(8)	(11)
Other non-cash items	28	30	5	20
Changes in operating assets and liabilities:
Provisions	(96)	(119)	(10)	(7)
Deferred income taxes	10	(7)	22	(17)
Trade and financing receivables related to sales, net	(65)	(41)	(229)	234
Inventories, net	(950)	(848)	71	93
Trade payables	171	167	(41)	(28)
Other assets and liabilities	(339)	(194)	99	78
Net cash provided by (used in) operating activities	$(814)	$(554)	$70	$532
Investing activities:
Additions to retail receivables	—	—	(947)	(959)
Collections of retail receivables	—	—	1,225	1,089
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	—	1	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(77)	(61)	(2)	(1)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(100)	(196)	(185)	(109)
Other	(370)	109	398	(156)
Net cash provided by (used in) investing activities	$(547)	$(147)	$489	$(136)
Financing activities:
Proceeds from long-term debt	683	1	3,127	3,038
Payments of long-term debt	(630)	(1,081)	(3,371)	(3,317)
Net increase in other financial liabilities	73	23	(394)	(92)
Dividends paid	(1)	(1)	(7)	(52)
Other	—	(90)	20	—
Net cash provided by (used in) financing activities	$125	$(1,148)	$(625)	$(423)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(42)	68	—	(4)
Decrease in cash and cash equivalents and restricted cash	(1,278)	(1,781)	(66)	(31)
Cash and cash equivalents and restricted cash, beginning of year	4,553	4,901	1,250	1,299
Cash and cash equivalents and restricted cash, end of period	$3,275	$3,120	$1,184	$1,268

20. SUBSEQUENT EVENTS
At the Annual General Meeting of shareholders held on April 12, 2019, the Company’s shareholders approved a dividend of €0.18 per common share, equivalent to a total distribution of €244 million ($275 million) and the payment occurred on May 2, 2019. The shareholders also replaced the authorization for the Board to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial and specialty vehicles, and buses, (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

•	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

•
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
Adjusted EBITDA
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization including on assets sold under operating leases and assets sold under buy-back commitments. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets, to Net Debt. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
RESULTS OF OPERATIONS
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 19: Supplemental Information” to our condensed consolidated financial statements for the three months ended March 31, 2019, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018
Consolidated Results of Operations

	Three Months Ended March 31,
	2019	2018
	(in millions)
Revenues:
Net sales	$6,006	$6,300
Finance, interest and other income	451	473
Total Revenues	6,457	6,773
Costs and Expenses:
Cost of goods sold	4,966	5,256
Selling, general and administrative expenses	539	590
Research and development expenses	244	227
Restructuring expenses	8	3
Interest expense	183	200
Other, net	168	251
Total Costs and Expenses	6,108	6,527
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	349	246
Income tax (expense)	(90)	(63)
Equity in income of unconsolidated subsidiaries and affiliates	5	19
Net income	264	202
Net income attributable to noncontrolling interests	7	6
Net income attributable to CNH Industrial N.V.	$257	$196
Revenues
We recorded revenues of $6,457 million for the three months ended March 31, 2019, down 4.7% compared to the three months ended March 31, 2018 (up 1.7% on a constant currency basis). Net sales of Industrial Activities were $6,006 million in the three months ended March 31, 2019, down 4.7% compared to the three months ended March 31, 2018 (up 1.9% on a constant currency basis), with currency translation impact more than offsetting strong price realization performance in Agriculture and Construction, and sales volume improvements in Commercial and Specialty Vehicles.

Cost of Goods Sold
Cost of goods sold were $4,966 million for the three months ended March 31, 2019 compared with $5,256 million for the three months ended March 31, 2018. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.7% in the three months ended March 31, 2019 (83.4% for the three months ended March 31, 2018).
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $539 million during the three months ended March 31, 2019 (8.3% of total revenues), down $51 million compared to the three months ended March 31, 2018 (8.7% of total revenues).
Research and Development Expenses
For the three months ended March 31, 2019, research and development expenses were $244 million compared to $227 million for the three months ended March 31, 2018. The expenses in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the three months ended March 31, 2019 were $8 million compared to $3 million for the three months ended March 31, 2018.
Interest Expense
Interest expense was $183 million for the three months ended March 31, 2019 compared to $200 million for the three months ended March 31, 2018. The interest expense attributable to Industrial Activities for the three months ended March 31, 2019, net of interest income and eliminations, was $53 million compared to $93 million in the three months ended March 31, 2018. The decrease was primarily attributable to refinancing and early retirement of certain high yield debt as well as lower average indebtedness.
Other, net
Other, net expenses were $168 million for the three months ended March 31, 2019 and includes a pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from a healthcare plan modification following a judgement in favor of the Company issued by the United States Supreme Court in April 2018. Other, net expenses were $251 million for the three months ended March 31, 2018 and there was no Benefits Modification Amortization for the period.
Income Taxes

	Three Months Ended March 31,
	2019	2018
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$349	$246
Income tax (expense)	$(90)	$(63)
Effective tax rate	25.8%	25.6%
Income tax expense for the three months ended March 31, 2019 was $90 million compared to $63 million for the three months ended March 31, 2018. The effective tax rates for the three months ended March 31, 2019 and 2018 were 25.8% and 25.6%, respectively. Excluding the impacts of restructuring in both periods and the Benefits Modification Amortization in 2019, the effective tax rate was 26% in the three months ended March 31, 2019 and 2018.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $5 million and $19 million for the three months ended March 31, 2019 and 2018, respectively.
Net Income
Net income was $264 million in the three months ended March 31, 2019 compared to net income of $202 million in the three months ended March 31, 2018. Net income of $264 million in the three months ended March 31, 2019 included a pre-tax gain of $30 million ($22 million net of tax impact) as a result of the Benefits Modification Amortization and an $8 million restructuring expense. In the three months ended March 31, 2018, net income included a charge of $3 million of restructuring expenses.

Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended March 31,
	2019	2018	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$2,490	$2,579	(3.5)%	1.7%
Construction	640	682	(6.2)%	(2.3)%
Commercial and Specialty Vehicles	2,414	2,495	(3.2)%	5.4%
Powertrain	1,036	1,186	(12.6)%	(5.7)%
Eliminations and other	(574)	(642)
Total Net sales of Industrial Activities	6,006	6,300	(4.7)%	1.9%
Financial Services	474	502	(5.6)%	(1.3)%
Eliminations and other	(23)	(29)
Total Revenues	$6,457	$6,773	(4.7)%	1.7%

	Three Months Ended March 31,
	2019	2018	$ Change	2019 Adj EBIT Margin	2018 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$168	$186	$(18)	6.7%	7.2%
Construction	13	—	13	2.0%	0.0%
Commercial and Specialty Vehicles	51	49	2	2.1%	2.0%
Powertrain	96	95	1	9.3%	8.0%
Unallocated items, eliminations and other	(50)	(69)	19
Total Industrial Activities	278	261	17	4.6%	4.1%
Financial Services	131	143	(12)	27.6%	28.5%
Eliminations and other	—	—	—
Adjusted EBIT	$409	$404	$5	6.3%	6.0%

	Three Months Ended March 31,
	2019	2018	$ Change	2019 Adj EBITDA Margin	2018 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$243	$265	$(22)	9.8%	10.3%
Construction	27	16	11	4.2%	2.3%
Commercial and Specialty Vehicles	177	206	(29)	7.3%	8.3%
Powertrain	128	129	(1)	12.4%	10.9%
Unallocated items, eliminations and other	(50)	(69)	19
Total Industrial Activities	525	547	(22)	8.7%	8.7%
Financial Services	197	210	(13)	41.6%	41.8%
Eliminations and other	—	—	—
Adjusted EBITDA	$722	$757	$(35)	11.2%	11.2%

Net sales of Industrial Activities were $6,006 million during the three months ended March 31, 2019, down 4.7% compared to the first quarter of 2018 (up 1.9% on a constant currency basis), with currency translation impact more than offsetting strong price realization performance in Agriculture and Construction, and sales volume improvements in Commercial and Specialty Vehicles.
Adjusted EBIT of Industrial Activities was up 6.5% to $278 million during the three months ended March 31, 2019 compared to $261 million during the three months ended March 31, 2018, with an Adjusted EBIT margin of 4.6%, up 50 basis points (“bps”) compared to the three months ended March 31, 2018.
Adjusted EBITDA of Industrial Activities was $525 million during the three months ended March 31, 2019, down 4.0% compared to $547 million during the three months ended March 31, 2018, with an Adjusted EBITDA margin of 8.7%, flat compared to the three months ended March 31, 2018.
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:
Agriculture Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2019	2018	% Change
North America	$859	$771	11.4%
Europe	932	953	(2.2)%
South America	344	356	(3.4)%
Rest of World	355	499	(28.9)%
Total	$2,490	$2,579	(3.5)%
Agriculture's net sales decreased 3.5% in the first quarter of 2019 compared to the first quarter of 2018, but were up 1.7% on a constant currency basis. Improved sales volume from end-user replacement demand in the North America row crop sector, and from sustained demand in Brazil, coupled with strong price realization performance across all geographies, were partially offset by a general slowdown of activity in Turkey and by extremely dry weather affecting harvest conditions in Australia.
For the three months ended March 31, 2019, worldwide industry unit sales for tractors were down 8% compared to the three months ended March 31, 2018, while worldwide industry sales for combines were up 7%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 3% and combines were up 28%. Industry volumes for under 140 hp tractors in North America were up 4%. European markets were up 12% and down 17% for tractors and combines, respectively. In South America, the tractor market increased 2% and the combine market increased 36%. Rest of World markets decreased 12% for tractors and increased 7% for combines.
Adjusted EBIT
Adjusted EBIT was $168 million in the three months ended March 31, 2019 ($186 million in the three months ended March 31, 2018), with Adjusted EBIT margin at 6.7%. Accelerated investment in its precision farming platform and the introduction of Stage V emission requirements-compliant engine applications increased the segment's product development spending by 19% (in constant currency) compared to the first quarter of 2018. Net of this increase, segment performance improved as a result of price realization achieved, in excess of raw material headwinds and the impacts in the period from the enactment of the U.S. tariffs with respect to China.

Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:
Construction Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2019	2018	% Change
North America	$303	$322	(5.9)%
Europe	134	138	(2.9)%
South America	70	76	(7.9)%
Rest of World	133	146	(8.9)%
Total	$640	$682	(6.2)%
Construction's net sales decreased 6.2% in the first quarter of 2019 compared to the first quarter of 2018, down 2.3% on a constant currency basis mainly due to selective inventory destocking actions in our North American dealer network.
During the three months ended March 31, 2019, Construction's worldwide compact equipment and worldwide general equipment industry sales were up 5% and 3%, respectively, compared to the three months ended March 31, 2018. This was partially offset by a decrease in worldwide road building and site equipment industry sales of 4% compared to the three months ended March 31, 2018.
Adjusted EBIT
Adjusted EBIT was $13 million for the three months ended March 31, 2019 (breakeven in the three months ended March 31, 2018), with an Adjusted EBIT margin of 2.0%. The increase in profit was the result of net price realization across the product portfolio and production efficiencies, more than offsetting raw material and tariff headwinds.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:
Commercial and Specialty Vehicles Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2019	2018	% Change
North America	$15	$4	n.m.
Europe	1,966	1,998	(1.6)%
South America	141	162	(13.0)%
Rest of World	292	331	(11.8)%
Total	$2,414	$2,495	(3.2)%
n.m. – not meaningful
Commercial and Specialty Vehicles’ net sales decreased 3.2% in the first quarter of 2019 compared to the first quarter of 2018 (up 5.4% on a constant currency basis). Higher industry volume and favorable product mix in light commercial vehicles and in buses in Europe were more than offset by the negative impact of foreign currency translation.
During the three months ended March 31, 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 8% compared to the same period in 2018. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 11% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 4%. In South America, new truck registrations (GVW ≥3.5 tons) increased 17% over the same period of 2018 with an increase of 52% in Brazil, partially offset by a decrease of 52% in Argentina. In Rest of World, new truck registrations decreased by 4%.

In the three months ended March 31, 2019, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.4%, down 1.2 percentage points ("p.p.") compared to the three months ended March 31, 2018. trucks’ market share in South America in the three months ended March 31, 2019 was 7.9%, down 2.9 p.p. compared to the three months ended March 31, 2018.
Commercial and Specialty Vehicles delivered approximately 33,007 vehicles (including buses and specialty vehicles) in the three months ended March 31, 2019, representing a 1% decrease from the same prior-year period. Volumes were 9% higher in LCV and 24% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were flat in Europe, increased 9% in South America and decreased 11% in Rest of World.
In the three months ended March 31, 2019, trucks' ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.19. In the three months ended March 31, 2019, truck order intake in Europe decreased 7% compared to the three months ended March 31, 2018, with a 22% decrease in M&H and a 2% decrease in LCV.
Adjusted EBIT
Adjusted EBIT was $51 million for the three months ended March 31, 2019, slightly up compared to $49 million in the three months ended March 31, 2018). Positive volume in light trucks and buses, favorable product mix and a positive underlying price performance were almost offset by negative foreign exchange transaction and year-over-year hedge impacts, higher production costs including negative absorption from lower volumes in our medium and heavy-duty operations, and increased product development spending. Adjusted EBIT margin increased 10 bps to 2.1% compared to the three months ended March 31, 2018.
Powertrain
Net Sales
Powertrain's net sales decreased 12.6% in the first quarter of 2019 compared to the first quarter of 2018, down 5.7% on a constant currency basis due to lower sales volume as a result of strong 2018 year-end activity. Sales to external customers accounted for 47% of total net sales (48% in the first quarter of 2018).
During the three months ended March 31, 2019, Powertrain sold approximately 146,700 engines, a decrease of 4% compared to the three months ended March 31, 2018. In terms of major customers, 27% of engine units were supplied to Commercial and Specialty Vehicles, 16% to Agriculture, 5% to Construction and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 17,400 transmissions, a decrease of 11% compared to the three months ended March 31, 2018, and approximately 47,000 axles, a decrease of 6% compared to the three months ended March 31, 2018.
Adjusted EBIT
Adjusted EBIT was $96 million for the three months ended March 31, 2019 ($95 million in the three months ended March 31, 2018). Favorable product mix and manufacturing efficiencies were offset by increased sales development expenses in support of the segment's marketing activity to further expand third party business, and higher product development spending. Adjusted EBIT margin increased 130 bps to 9.3% in the three months ended March 31, 2019.
Financial Services Performance
Finance, Interest and Other Income
Financial Services' revenues totaled $474 million in the first quarter of 2019, a 5.6% decrease compared to the first quarter of 2018 (down 1.3% on a constant currency basis), primarily due to lower used equipment sales in North America, partially offset by higher average portfolio in South America and Rest of World.
Net Income
Net income of Financial Services was $95 million for the three months ended March 31, 2019, a decrease of $8 million over the three months ended March 31, 2018, primarily attributable to reduced interest spreads, partially offset by improved cost of risk and operating lease performance, as well as higher average portfolios in South America and Rest of World.
In the three months ended March 31, 2019, retail loan originations, including unconsolidated joint ventures, were $2.2 billion, flat compared to the three months ended March 31, 2018. The managed portfolio, including unconsolidated joint ventures, was $26.1 billion as of March 31, 2019 (of which retail was 61% and wholesale was 39%), down $0.4 billion compared to March 31, 2018. Excluding the impact of currency translation, the managed portfolio increased $1.2 billion compared to the same period in 2018.

Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended March 31,
	2019	2018
	(in millions)
Net income	$264	$202
Income tax (expense)	90	63
Interest expenses of Industrial Activities, net of interest income and eliminations	53	93
Foreign exchange (gains) losses, net	9	25
Finance and non-service component of Pension and other post-employment benefit costs	(15)	18
Restructuring expenses	8	3
Adjusted EBIT	$409	$404
Depreciation and Amortization	169	185
Depreciation of assets under operating leases and assets sold with buy-back commitments	144	168
Adjusted EBITDA	$722	$757
CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.
LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.
Cash Flows
During the three months ended March 31, 2019, consolidated cash, cash equivalents and restricted cash decreased by $1,344 million primarily as a result of the seasonal cash used in working capital of $1,283 million. Cash and cash equivalents of Industrial Activities decreased by $1,278 million, while cash and cash equivalents of Financial Services decreased by $66 million.
Cash Flows of Industrial Activities
Net cash used by operating activities was $814 million in the three months ended March 31, 2019 compared to $554 million used by operating activities in the three months ended March 31, 2018. The increase in cash usage was primarily due to increased working capital absorption.
Net cash used by investing activities was $547 million in the three months ended March 31, 2019 compared to $147 million in the three months ended March 31, 2018. The increase in cash used by investing activities was primarily due to an increase in net cash payments related to intersegment receivables and payables included in Other changes.
In the three months ended March 31, 2019, net cash provided by financing activities was $125 million and included the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 2.75% notes of $621 million (€547 million), partially offset by the issuance of €600 million ($679 million) in principal amount of 1.75% CNH Industrial Finance Europe S.A. notes due 2027. In the three months ended March 31, 2018, net cash used in financing activities was $1,148 million impacted by the repayment of the outstanding CNH Industrial Finance Europe S.A. 6.25% notes for $1,048 million.
Cash Flows of Financial Services
Net cash provided by operating activities was $70 million in the three months ended March 31, 2019 compared to $532 million provided in the three months ended March 31, 2018. The decrease in cash generated by operating activities was primarily due to an increase in the wholesale receivable portfolio.

Net cash provided by investing activities was $489 million in the three months ended March 31, 2019 compared to net cash used of $136 million in the three months ended March 31, 2018, primarily reflecting an increase in net cash received related to intersegment payables and receivables included in Other changes.
Net cash used by financing activities was $625 million in the three months ended March 31, 2019 compared to $423 million in the three months ended March 31, 2018. The increase in cash used from the prior year was primarily due to a decrease in other financial liabilities.
Debt
Our consolidated debt as of March 31, 2019 and December 31, 2018 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
	(in millions)
Total Debt	$23,807	$24,445	$6,452	$6,347	$20,227	$20,436
A summary of total debt as of March 31, 2019 and December 31, 2018, is as follows:

	March 31, 2019			December 31, 2018
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$4,867	$3,004	$7,871	$4,888	$2,990	$7,878
Asset-backed debt	—	10,821	10,821	—	11,268	11,268
Other debt	375	4,740	5,115	323	4,976	5,299
Intersegment debt	1,210	1,662	—	1,136	1,202	—
Total Debt	$6,452	$20,227	$23,807	$6,347	$20,436	$24,445

A summary of issued bonds outstanding as of March 31, 2019 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	432	2.875%	September 27, 2021	485
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	84
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.375%	May 23, 2022	562
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	562
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	730
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	112
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	562
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	674
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	56
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(60)
Total Industrial Activities					$4,867
Financial Services
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					4
Total Financial Services					$3,004

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.

The calculation of Net Debt as of March 31, 2019 and December 31, 2018 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
	(in millions)
Third party debt(3)	$23,807	$24,445	$5,242	$5,211	$18,565	$19,234
Intersegment notes payable	—	—	1,210	1,136	1,662	1,202
Total Debt (1)	23,807	24,445	6,452	6,347	20,227	20,436
Less:
Cash and cash equivalents	3,673	5,031	3,226	4,553	447	478
Restricted cash	786	772	49	—	737	772
Intersegment notes receivable	—	—	1,662	1,202	1,210	1,136
Derivatives hedging debt	(6)	(8)	(6)	(8)	—	—
Net Debt (Cash) (2)	$19,354	$18,650	$1,521	$600	$17,833	$18,050

(1)
Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,210 million and $1,136 million as of March 31, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,662 million and $1,202 million as of March 31, 2019 and December 31, 2018, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $452 million and $66 million as of March 31, 2019 and December 31, 2018, respectively.

(3)	Includes adjustments related to fair value hedges.
The increase in Net Debt at March 31, 2019 compared to December 31, 2018 mainly reflects seasonal cash absorption related to operating activities, primarily for Industrial Activities.
The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2019 and 2018:

(in millions)	2019	2018
Net industrial (debt)/cash at beginning of period	$(600)	$(908)
Adjusted EBITDA of Industrial Activities	525	547
Cash interest and taxes	(142)	(162)
Changes in provisions and similar(1)	(162)	(134)
Change in working capital	(1,132)	(1,005)
Operating cash flow	(911)	(754)
Investments in property, plant and equipment, and intangible assets(2)	(77)	(61)
Other changes	(23)	(10)
Net industrial cash flow	(1,011)	(825)
Capital increases and dividends(3)	(1)	(91)
Currency translation differences and other	91	(99)
Change in Net industrial debt	(921)	(1,015)
Net Debt of Industrial Activities at end of period	$(1,521)	$(1,923)

(1)	Including other cash flow items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.

In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.5 billion at March 31, 2019 ($3.1 billion at December 31, 2018). Total committed secured facilities expiring after twelve months amounted to approximately $4.0 billion at March 31, 2019 ($3.9 billion at December 31, 2018) of which $1.2 billion was available at March 31, 2019 ($0.9 billion at December 31, 2018).

Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in this information during the three months ended March 31, 2019. The risks described in the annual report on Form 20-F and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company did not purchase any of its equity securities during any month of the first quarter of 2019.
DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.